UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission File Number 001-32622

GLOBAL CASH ACCESS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-0723270
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

7250 S. Tenaya Way, Suite 100, Las Vegas, Nevada 89113

(Address of principal executive offices) (Zip Code)

Juliet A. Lim, Esq., Executive Vice President, Payments, and General Counsel

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02.	Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

A copy of Global Cash Access Holdings Inc.’s Conflict Minerals Report for the year ended December 31, 2014 is attached hereto as Exhibit 1.01 and is publicly available at http://ir.gcainc.com/investor-relations/reports-and-filings/sec-filings/default.aspx.

Section 2 -	Exhibits

Item 2.01.	Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period of January 1 to December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GLOBAL CASH ACCESS HOLDINGS, INC.

Date: May 29, 2015	By:	/s/ Juliet A. Lim
Juliet A. Lim
Executive Vice President, Payments, and General Counsel